UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Tritium DCFC Limited (the “Company”) releases the following information regarding the Company’s planned business update and stock performance. The statements made herein are made as of the date of this Form 6-K and the Company undertakes no obligation to update this information in the future.

The Company currently expects to provide a business update in the latter half of January 2023 (the “Business Update”) which is expected to coincide with an analyst day in the same timeframe (the “Analyst Day”). The Analyst Day is expected to be hosted at the Company’s Tennessee facility. More information on both the Business Update and Analyst Day, including dates and times, will be provided to investors via press release issued by the Company. As a “foreign private issuer” under U.S. securities laws, Tritium currently reports audited financial results following the completion of its fiscal year, which ends on June 30th of each year, and, as a Nasdaq-listed company, also releases unaudited six-month financial results as of and for the six months ending December 31st of each year. In the future, the Company may voluntarily move to a quarterly financial reporting cadence, however, that determination has not yet been made by the Board of Directors of the Company at this time. The Company therefore does not commit to any further pre-established reporting of financial results other than as described above. In advance of the Business Update, the Company is encouraged by its strong, continuing partnerships with key customers, bolstered by recent orders with major repeat customers, and the increasing production momentum as a result of additional production lines ramping up at the Company’s Tennessee facility.

Separately, the Company is closely monitoring the recent downward movement in the price of its publicly traded ordinary shares. The Company cannot be certain of the central reasoning for the recent decline in share price as, like most market activity, it is subject to many different factors, many of which are outside of the Company’s control. As is the case with all U.S.-listed public companies, the Company generally does not have a means to affirmatively monitor who is selling or buying the Company’s publicly traded securities nor does it have verifiable insight into shareholder intentions or reasoning for their transactions outside the relatively limited beneficial ownership reporting obligations for investors under U.S. securities laws. While the Company is aware that several legacy shareholders were afforded their first opportunity to publicly transact in their Company shares in September 2022 following the Company’s resale registration statement on Form F-1 becoming effective on August 30, 2022, the Company has limited information as to who has engaged in selling activity since that time. Any statements or suggestions to the contrary should not be relied upon.

Forward Looking Statements

This Form 6-K includes “forward-looking statements.” The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions or strategies for the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: December 13, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer